LINUX GOLD CORP.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

     NOVEMBER 30, 2004
(Unaudited)
(Stated in Canadian Dollars)

NOTICE TO READER

We have compiled the consolidated interim balance sheet of Linux Gold Corp. as at November 30, 2004 and the consolidated interim statements of loss and deficit, and cash flows for the nine months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.	“Morgan & Company”

January 10, 2005	Chartered Accountants

Tel: (604) 687-5841	P.O. Box 10007 Pacific Centre
fax: (604) 687-0075	Sute 1488 - 700 West Georgia Street
www.morgan-cas.com	Vancouver, B.C. V7Y 1A1

LINUX GOLD CORP.

CONSOLIDATED INTERIM BALANCE SHEET
(Stated in Canadian Dollars)

	NOVEMBER 30	FEBRUARY 29
	2004	2004
	(Unaudited)
ASSETS
Current
Cash and cash equivalents	$2,911	$151,832
Amounts receivable	1,096	7,569
Marketable securities (Note 3(a))	80,000	80,000
Prepaid expenses and deposits	37,324	33,209
	121,331	272,610
Capital Assets	18,271	6,000

	$139,602	$278,610

LIABILITIES
Current
Bank indebtedness	$2,000	$-
Accounts payable (Note 4)	97,668	115,146
Accrued liabilities	14,758	14,758
Accrued liabilities to related parties (Note 5(b))	84,000	48,000
Due to related parties (Note 5(a))	259,808	230,630
	458,234	408,534

STOCKHOLDERS’ DEFICIT

Common Stock (Note 7)
Authorized:
200,000,000 common shares without par value

Issued:
61,627,913 common shares at November 30, 2004
and 60,283,413 common shares at February 29,
2004	7,354,520	7,091,095

Donated capital	256,083	228,460

Additional paid-in capital (Note 7(h))	202,621	101,507
	7,813,224	7,421,062
Deficit	(8,131,856)	(7,550,986)
	(318,632)	(129,924)

	$139,602	$278,610

Approved by the Directors:

J. Robertson, Director	J. Lorette, Director

LINUX GOLD CORP.

CONSOLIDATED INTERIM STATEMENT OF LOSS AND DEFICIT
(Unaudited)
(Stated in Canadian Dollars)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	NOVEMBER 30		NOVEMBER 30
	2004	2003	2004	2003

General And Administrative
Expenses
Amortization of property, plant
and equipment	$2,533	$-	$7,599	$-
Amortization of discount on
convertible debentures	7,538	15,329	22,614	22,612
Consulting and subcontract	78,107	41,655	176,081	157,684
Filing and regulatory fees	4,126	8,070	16,699	20,479
Foreign exchange	(2,259)	(23,651)	(2,687)	(48,131)
Imputed interest (Note 5(a))	9,531	10,010	27,623	15,055
Management and directors fees
(Note 5(b))	10,500	21,000	31,750	31,500
Office, rent and telephone
(Note 5(b))	27,119	23,456	132,910	33,988
Professional fees	4,491	2,626	27,804	9,609
Travel	891	2,736	23,446	2,736
Research and development	-	-	-	-
Less: Interest income	-	(24)	(287)	(41)
	142,577	101,207	463,552	245,491

Natural Resources
Exploration, drilling and annual
lease costs	(5,000)	30,267	97,818	54,574
Mineral acquisition costs	-	-	19,500	-
	(5,000)	30,267	117,318	54,574

Net Loss For The Period	(137,577)	(131,474)	(580,870)	(300,065)

Deficit, Beginning Of Period	(7,994,279)	(7,613,343)	(7,550,986)	(7,444,752)

Deficit, End Of Period	$(8,131,856)	$(7,744,817)	$(8,131,856)	$(7,744,817)

Basic And Diluted Loss Per
Share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Weighted Average Number Of
Shares Outstanding	60,567,478	58,808,000	60,438,900	58,539,000

LINUX GOLD CORP.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
(Unaudited)
(Stated in Canadian Dollars)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	NOVEMBER 30		NOVEMBER 30
	2004	2003	2004	2003

Cash Flows From Operating Activities
Net loss for the period	$(137,577)	$(131,474)	$(580,870)	$(300,065)

Adjustments To Reconcile Net Loss To Cash
Amortization of property, plant and
equipment	2,533	-	7,599	-
Amortization of discount on convertible
debentures	7,538	15,329	22,614	22,612
Imputed interest	9,531	10,010	27,623	15,055
Shares issued for mineral properties	-	-	22,000	-
Stock based compensation	32,000	-	78,500	-
Shares issued for services	-	19,200	-	119,200
	(85,975)	(86,935)	(422,534)	(143,198)
Change in non-cash working capital items	3,504	415	20,880	(29,561)
	(82,471)	(86,520)	(401,654)	(172,759)

Cash Flows From Investing Activities
Additions to equipment	-	-	(19,870)	-
Mineral property option payments	-	(2,842)	-	(22,842)
Mineral property exploration costs	-	8,479	-	-
	-	5,637	(19,870)	(22,842)

Cash Flows From Financing Activities
Advances from related parties	10,943	99,501	29,178	187,101
Share subscriptions received	(165,331)	-	-	-
Share issuance	241,425	-	241,425	-
	87,037	99,501	270,603	187,101

Increase In Cash And Cash Equivalents
During The Period	4,566	18,618	(150,921)	(8,500)

Cash And Cash Equivalents, Beginning Of
Period	(3,655)	(15,984)	151,832	11,134

Cash And Cash Equivalents, End Of Period	$911	$2,634	$911	$2,634

LINUX GOLD CORP.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS (Continued)
(Unaudited)
(Stated in Canadian Dollars)

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the nine months ended November 30, 2004:

i)	25,000 common shares were issued with a fair value of $2,500 as part consideration under the mineral property option agreements described in Note 3(c).

ii)	50,000 common shares were issued with a fair value of $19,500 as part consideration under the mineral property option agreement described in Note 3(d).

iii)	50,000 common shares were issued for finder’s fees under the mineral property option agreement described in Note 3(d).

During the year ended February 29, 2004:

i)	175,000 common shares were issued with a fair value of $17,500 as part consideration under the mineral property option agreements described in Note 3(c).

ii)	1,000,000 common shares were issued with a fair value of $100,000 pursuant to a consulting agreement.

iii)	200,000 common shares were issued with a fair value of $19,200 in settlement of a previous rental agreement.

LINUX GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited)
(Stated in Canadian Dollars)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company was incorporated February 27, 1979 in Canada under the British Columbia Company Act and was extraprovincially registered in the Province of Alberta on October 12, 1995.

The Company voluntarily delisted from the Canadian Venture Exchange on December 14, 1999. The Company’s stock currently trades on the Over the Counter Bulletin Board in the United States under the symbol “LNXGF”.

On February 20, 2003, the shareholders approved a change of name to Linux Gold Corp. and increased the authorized share capital to 200,000,000 common shares without par value. The Company’s principal business is the acquisition and exploration of various gold mineral resources. The Company is confining its activities to areas from which gold has been previously produced or to properties which are contiguous to such areas and have demonstrated mineralization.

The Company is currently in the exploration stage and equity financing is required to provide working capital and to meet exploration commitments. As a result of the uncertainty that is typical in an exploration stage company, mounting losses, and the severe working capital deficiency, there is substantial doubt about the Company’s ability to continue as going concern. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations and to determine the existence, discovery and successful exploitation of economically recoverable reserves in its resource properties, confirmation of the Company’s interest in the underlying properties, and the attainment of profitable operations. These consolidated interim financial statements have been prepared on a going concern basis.

2.	SIGNIFICANT ACCOUNTING POLICIES

	a)	Basis of Accounting

These consolidated interim financial statements are prepared in conformity with accounting principles generally accepted in the United States and are presented in Canadian dollars. There are no consolidated financial statements prepared using Canadian generally accepted accounting principles; however, there would be no material reconciling items other than presentation items.

	b)	Consolidation

These consolidated interim financial statements include the accounts of the Company and its inactive wholly-owned US subsidiary, LinuxWizardry, Inc.

LINUX GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited)
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	c)	Mineral Property Costs

The Company has been in the exploration stage since February 20, 2003 and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties. Mineral property acquisition and exploration costs are charged to operations as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are capitalized. Such costs will be amortized using the units-of-production method over the estimated life of the probable reserve.

	d)	Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. The financial statements of the Company are translated to Canadian dollars in accordance with SFAS No. 52 “Foreign Currency Translation”. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. Foreign currency transactions are primarily undertaken in United States dollars. The Company has not, to the date of these financials statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

	e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LINUX GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited)
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	f)	Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if- converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive.

	g)	Accounting for Stock Based Compensation

The Company accounts for stock based compensation in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.” This statement requires that stock awards granted subsequent to January 1, 1995, be recognized as compensation expense based on fair value at the date of grant. Alternatively, a company may account for granted stock awards to employees under Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees,” and disclose pro forma income amounts, which would have resulted from recognizing such awards at their fair value. The Company has elected to account for stock-based compensation for employees under APB No. 25 and make the required pro forma disclosures for compensation expense in accordance with SFAS No. 123. The Company accounts for stock issued for services to non-employees in accordance with SFAS No. 123. Compensation expense is based on the fair market value of the stock award or fair market value of the goods and services received whichever is more reliably measurable.

	h)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

	i)	Discount on Convertible Debentures

The discount on convertible debentures is being amortized on a straight-line basis over five years, which is the life of the detachable warrants issued with the convertible debentures.

LINUX GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited)
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	j)	Marketable Securities

Marketable securities are recorded at cost and written down to market value if market value declines below cost other than temporarily.

	k)	Long-lived Assets

In accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets”, the carrying value of intangible assets and other long- lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes an impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

	l)	Tax Accounting

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted Statement of Financial Accounting Standards No. 109 (“SFAS 109”) as of its inception.

Pursuant to SFAS 109, the Company is required to compute tax asset benefits for non- capital losses carried forward. Potential benefit of non-capital losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the losses carried forward in future years.

	m)	Comprehensive Loss

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at May 31, 2004, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

	n)	Capital Assets

Capital assets consists of computer equipment recorded at cost and will be amortized on a straight-line basis over a three year period, and 50% of a truck shared with a related party amortized at 30% on a declining balance.

LINUX GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited)
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	o)	Financial Instruments

Financial instruments, which include cash, accounts receivable, accounts payable, accrued liabilities, and due to related parties, were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The Company’s operations are in Canada and China and virtually all of its assets and liabilities are giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company’s operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

	p)	Concentration of Risk

The Company maintains its cash account in primarily one commercial bank in Vancouver, British Columbia, Canada. The Company's cash accounts are mainly two uninsured business checking accounts maintained in U.S. and Canadian dollars, which totalled an indebtedness of $3,655 on August 31, 2004. At August 31, 2004, the Company has not engaged in any transactions that would be considered derivative instruments on hedging activities.

3.	MINERAL PROPERTIES

	a)	Alaska Mineral Property

The Company owns a 50% joint venture interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims.

The Company has completely written off its interest.

On December 19, 2002, the Company received regulatory acceptance of the joint venture agreement on its 50% interest in the 30 Fish Creek Claims in Alaska. Teryl Resources Corp. (a related company) issued 200,000 common shares to the Company at a fair value of $80,000 and will give the Company a 5% net royalty interest until US$2,000,000 has been received from the royalty payments. The Company will have the option to convert its 5% net royalty interest into a 25% working interest after Teryl Resources Corp. expends US$500,000 on the 30 Fish Creek Claims. Teryl Resources Corp. also agrees to expend US$500,000 over a three-year period.

LINUX GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited)
(Stated in Canadian Dollars)

3.	MINERAL PROPERTIES (Continued)

	b)	Petroleum Property

The Company owns a 1.277% net working interest in one producing well in Fayette County, Texas. This oil and gas well has been capped and, therefore, is no longer in production. The Company has written off its interest.

	c)	British Columbia Mineral Properties

		i)	The Company acquired TY Area, TY Grid 2 and 3 (21 units) mineral claims located in the Lillooet Mining Division in British Columbia under the following terms and conditions:

a)
The Company will pay $30,000 as follows: $5,000 upon execution of the Purchase Agreement (paid), $5,000 on or before June 1, 2003 (paid); $10,000 upon completion of Phase 1, no later than December 1, 2003 (paid); and $10,000 upon completion of Phase II, no later than December 1, 2004.

			b)	The Company will issue 150,000 shares as follows: 100,000 upon signing the agreement (issued) and regulatory approval, and 50,000 shares upon completion of Phase III, no later than December 1, 2005.

			c)	The vendor will retain 2% net smelter return interest (“NSR”). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

During the year ended February 29, 2004, the Company staked an additional three mineral claims representing 35 units. The Company incurred acquisition costs of $32,844, which was charged to operations, as the property has no proven or probable reserves.

		ii)	The Company acquired the ORO (20 units) claim in the Lillooet Mining Division in British Columbia under the following terms and conditions:

			a)	The Company has paid $5,000 upon execution of the Purchase Agreement and $5,000 on or before May 9, 2003.

b)
The Company will issue 100,000 shares as follows: 25,000 upon signing the agreement (issued) and regulatory approval; 25,000 shares upon completion of Phase I, no later than July 11, 2003 (issued); 25,000 upon completion of Phase II, no later than December 31, 2003 (issued); and 25,000 upon completion of Phase II, no later than June 30, 2004 (issued).

LINUX GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited)
(Stated in Canadian Dollars)

3.	MINERAL PROPERTIES (Continued)

	c)	British Columbia Mineral Properties (continued)

			c)	The vendor will retain 2% net smelter return interest (“NSR”). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

The Company staked an additional mineral claim during the year ended February 29, 2004 representing 5 units. The Company incurred acquisition costs of $17,500, which was charged to operations, as the property has no proven or probable reserves.

The President of the Company is the registered owner of the mineral properties. The Company is preparing a trust agreement stating that these mineral claims are held in trust on behalf of the Company.

	d)	China Mineral Property

On January 20, 2004 the Company acquired an option to purchase 100% of the shares of Ginyen Recovery Inc. Ginyen Recovery Inc. has an 85% interest in a co-operative joint venture with Bo Luo Neo Wang Yuan Gold Mine Company (“BLN Gold”) of Heibei Province, China. BLN Gold holds an operational gold recovery mill; the option to licence several existing small mines in the district; the right to explore, develop and produce gold and silver in the district and options to expand to other districts.

To complete the option agreement, the Company must:

i)
pay $55,000 as follows: $10,000 upon regulatory approval (paid); $15,000 upon completion of Phase I; $15,000 upon completion of Phase II; and a minimum of $15,000 annually or 5% of net profits paid quarterly, which ever is greater.

		ii)	issue 200,000 shares as follows: 50,000 upon regulatory approval (issued); 50,000 upon completion of Phase I; 50,000 upon completion of Phase II; and 50,000 upon completion of Phase III.

		iii)	incur production expenses, subject to successful results in each phase, of $500,000 as follows: $160,000 ($28,000 paid) for Phase I; $130,000 for Phase II; and $210,000 for Phase III.

Acquisition costs have been charged to operations as the property has no proven or probable reserves.

LINUX GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited)
(Stated in Canadian Dollars)

4.	ACCOUNTS PAYABLE

Included in accounts payable is US$38,726 (CDN$45,929) owing to creditors of the Company’s US subsidiary which discontinued operations on June 30, 2001.

5.	RELATED PARTY BALANCES/TRANSACTIONS

	a)	Balances

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment. Imputed interest, at 15%, totalling $18,092 (2003 - $5,045) was charged to operations and treated as donated capital. Unless otherwise indicated, the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

	FEBRUARY 29			NOVEMBER 30
	2004	ADVANCES		2004

394754 B.C. Ltd.	$(1,580)	$1,580	$	$ -
Access Information Services, Inc.	45,787	-		45,787
IAS Communications Inc.	(3,151)	-		(3,151)
Imaging Technologies Inc.	(4,587)	4,587		-
Information Highway.com, Inc.	900	-		900
JGR Petroleum, Inc.	64,599	-		64,599
John Robertson, President and CEO	31,906	-		31,906
Rainbow Network	53,662	-		53,662
Rand Energy	16,783	-		16,783
Reg Technologies Inc.	(13,498)	-		(13,498)
REGI U.S., Inc.	(38)	-		(38)
SMR Investments Ltd.	21,951	15,444		37,395
Pavlik Travel Services Ltd.	1,762	-		1,762
Teryl Resources Corp.	9,726	7,567		17,293
Robertson Family Trust	6,408	-		6,408

	$230,630	$29,178		$259,808

b)	Transactions

i)
Pursuant to a management services agreement, the Company paid management fees of $22,500 (2003 - $22,500), and rent of $4,500 (2003 - $4,500) to a company controlled by the President of the Company. This amount has been included in accrued liabilities at November 30, 2004.

LINUX GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited)
(Stated in Canadian Dollars)

5.	RELATED PARTY BALANCES/TRANSACTIONS (Continued)

	b)	Transactions (Continued)

		ii)	The Company paid a director’s fee of $9,000 (2003 - $9,000) to the President of the Company. This amount is included in accrued liabilities at November 30, 2004.

		iii)	Refer to Note 3(a) for a joint venture agreement with a related company.

		iv)	Refer to Note 3(c) for ownership of mineral claims.

All related party transactions have been measured at their exchange amounts and were considered to be fair market value transactions.

6.	CONVERTIBLE DEBENTURES

The Company had offered a private placement of convertible debentures and had secured a commitment thereto for up to US$1,100,000. During fiscal 2001, the Company drew down US$800,000 in two tranches and during fiscal 2002 the Company drew down a further US$80,000. By the end of fiscal 2002 the convertible debentures were all converted into 19,558,532 shares. The Company also issued the following warrants in connection with the issuance of the convertible debentures:

#	$	EXPIRY DATE

55,000	1.08	October 18, 2005
55,000	1.17	October 18, 2005
25,000.20		October 18, 2005
25,000.22		October 18, 2005
8,000.072		July 6, 2006
8,000.078		July 6, 2006
176,000

7.	COMMON STOCK

Authorized:

200,000,000 common shares without par value.

LINUX GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited)
(Stated in Canadian Dollars)

7.	COMMON STOCK (Continued) Issued:

	NUMBER OF
	SHARES	AMOUNT

Balance, February 28, 2003	57,458,413	$6,653,661

Issued during the year:
Pursuant to mineral property option agreements
(Note 3(c))	175,000	17,500
For services rendered (e) below	1,000,000	100,000
For settlement of rent obligation (e) below	200,000	19,200
For cash:
exercise of options	150,000	19,812
exercise of warrants (f) below	425,000	53,702
private placement (a) below	875,000	227,220

Balance, February 29, 2004	60,283,413	7,091,095

Issued during the period:
Pursuant to mineral property option agreement
(Note 3(d))	50,000	19,500
For finder’s fee on mineral property option agreement
(Note 3(d))	50,000	-
Pursuant to mineral property option agreement
(Note 3(c))	25,000	2,500
For cash pursuant to a private placement	1,219,500	241,424

Balance, November 30, 2004	61,627,913	$7,354,519

a)
On November 18, 2004, the Company completed a private placement and issued 1,219,500 units at a price of US$0.15 per unit for proceeds of US$182,925. Each unit consisted of one common share and one-half warrant. Two half warrants entitles the holder to purchase one at a price of US$0.20 in the first year and US$0.25 in the second year.

b)	During the period ended August 31, 2004, the Company issued 25,000 common shares at a value of $0.10 per share pursuant to the mineral property option agreements referred to in Note 3(c).

LINUX GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited)
(Stated in Canadian Dollars)

7.	COMMON STOCK (Continued)

c)
During the period ended May 31, 2004, the Company issued 50,000 common shares at a value of $0.39 per share and issued 50,000 common shares for finder’s fees pursuant to the mineral property option agreement referred to in Note 3(d).

d)
On December 9, 2003 the Company completed a private placement and issued 875,000 units at a price of US$0.20 per unit for proceeds of US$175,000. Each unit consisted of one common share and one half warrant. Two half warrants entitles the holder to purchase one additional common share at a price of US$0.30 per share for a one-year period.

	e)	During the year ended February 29, 2004, the Company issued 175,000 common shares at a value of $0.10 per share pursuant to the mineral property option agreements referred to in Note 3(c).

f)
During the year ended February 29, 2004, the Company issued 1,000,000 shares pursuant to a consulting agreement for services beginning April 2, 2003 for a period of six months. The Company was also obligated to issue 100,000 shares per month starting May 2, 2003. On July 11, 2003, the Company terminated this agreement due to non-performance and has demanded return of the 1,000,000 shares previously issued.

The Company issued 200,000 shares to settle a prior year’s rental agreement.

	g)	Stock Options

		i)	The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees.

LINUX GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited)
(Stated in Canadian Dollars)

7.	COMMON STOCK (Continued)

	g)	Stock Options (Continued)

		ii)	The weighted average number of shares under option and option price for the period ended November 30, 2004 is as follows:

			WEIGHTED
	NUMBER	WEIGHTED	AVERAGE
	OF	AVERAGE	REMAINING
	SHARES	OPTION	LIFE OF
	UNDER	PRICE	OPTIONS	OPTIONS
	OPTION	(US $)	(MONTHS)	EXERCISABLE

February 28, 2003	3,375,000	$0.09	42	3,375,000

Granted	350,000	0.10		350,000
Exercised	(150,000)	(0.10)		(150,000)

February 29, 2004	3,575,000	0.09	34	3,575,000

Granted	825,000	0.24		825,000
Cancelled	(800,000)	(0.10)		(800,000)

November 30, 2004	3,600,000	$0.13	34	3,600,000

iii)
The options are granted for services provided to the Company. Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation costs on the intrinsic value basis set out in APB Opinion No. 25. As options are granted at exercise prices based on the market price of the Company’s shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value of stock options must be measured and disclosed on a fair value based method on a pro-forma basis.

LINUX GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited)
(Stated in Canadian Dollars)

7.	COMMON STOCK (Continued)

	g)	Stock Options (Continued)

The fair value of the employee’s purchase rights under SFAS 123, was estimated using the Black-Scholes model with the following weighted average assumptions for stock options:

	NOVEMBER 30	FEBRUARY 29
	2004	2004

Risk free interest rate	3.38%	5.80%
Expected volatility	15.4%	50.0%
Expected dividends	-	-
Expected option life	3 years	6 months

If compensation expense had been determined pursuant to SFAS 123, the Company’s net loss and net loss per share at November 30, 2004 and February 29, 2004 would have been as follows:

	NOVEMBER 30	FEBRUARY 29
	2004	2004

Net loss
As reported	$579,470	$475,447
Pro-forma	$593,470	$484,633

Basic net loss per share
As reported	$0.01	$0.01
Pro-forma	$0.01	$0.01

LINUX GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited)
(Stated in Canadian Dollars)

7.	COMMON STOCK (Continued)

h)
Additional paid-in capital represents the fair market value of 176,000 warrants issued with the convertible debentures less a discount on the convertible debentures, and the fair value of stock options granted to consultants.

	NOVEMBER 30	FEBRUARY 29
	2004	2004

Market value of warrants (Note 6)	$150,750	$150,750
Discount on convertible debentures accreted to
operations over the life of the warrants being five years
to October 18, 2005	(26,629)	(49,243)

Net carrying value	124,121	101,507

Stock based compensation
Additional paid-in capital	78,500	-

	$202,621	$101,507

8.	COMMITMENT

The Company entered into a two year lease agreement to rent 1,018 square feet of office space commencing April 1, 2004. Basic annual rent is $15,270 with three months free basic rent in each of the two years over the term of the lease. The commitment is as follows:

	2005	2006	2007
Basic rent	$10,180	$11,452	$1,272
Property taxes and operating expenses	13,260	14,466	1,205
	$23,440	$25,918	$2,477

9.	SUBSEQUENT EVENTS

a)
The Company completed a private placement and issued 2,777,777 units at a price of US$0.18 per unit for proceeds of US$500,000. Each unit consisted of one common share and one warrant. Each warrant entitles the holder to purchase one additional common share at a price of US$0.20 per share for a two year period. 208,333 shares were issued as a finder’s fee.

LINUX GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited)
(Stated in Canadian Dollars)

9.	SUBSEQUENT EVENTS (Continued)

	b)	87,500 shares were issued on exercise of stock options for total proceeds of US$8,750.